UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS TO DO FACILITY MANAGEMENT FOR NXP SEMICONDUCTORS

ARNHEM, THE NETHERLANDS — September, 27, 2007 — ARCADIS (EURONEXT: ARCAD), the international consulting and engineering company, announced today that ARCADIS AQUMEN Facility Management (AAFM) has been selected to perform facility management services for NXP Semiconductors. The contract with a term of at least three years comprises all activities and all sites of NXP Semiconductors. The estimated value of the contract is EUR 10 million per year. Further financial details have not been disclosed.

AAFM will manage the facility services for NXP Semiconductors including the management of the building maintenance, catering, logistics and cleaning. The facility managers of NXP had already joined AAFM in 2006. The new contract is a continuation of the activities which AAFM performed for Philips.

“This contract underlines that also for a company like NXP Semiconductors, outsourcing of facility management is an attractive option,” says ARCADIS board member Michiel Jaski. “The management model that we use allows us to operate independently and to realize considerable cost savings while at the same time increasing the quality of the service level and the flexibility for these services. We are pleased that NXP Semiconductors, also based on recent experience, has elected to continue its relationship with AAFM.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and $1.9 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: September 28, 2007	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer